[redacted]

SI 13010073 MISSION

CM

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SEC Mail Processing Section

FEB 27 2013

Washington DC 402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Employee Benefits Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 W. Causeway Approach
(No. and Street)

Mandeville (City) LA (State) 70448 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Troncoso 985-624-2246 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Colette M. Corliss, CPA, P.A.
(Name – *if individual, state last, first, middle name*)

1901 North 1st Street #1706 (Address) Jacksonville Beach, (City) FL (State) 32250 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

OATH OR AFFIRMATION

I, Arthur Troncoso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Employee Benefits Investment Group, Inc., as of February 19, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BONITA F. MYERS
Notary Public - State of Florida
My Comm. Expires Feb 14, 2016
Commission # EE 169729
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMC

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.

Financial Report

December 31, 2012

Colette M. Corliss, CPA, P.A.
Certified Public Accountant
1901 North First Street # 1706
Jacksonville Beach, Florida 32250

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.

CONTENTS

CMC Colette M. Corliss, CPA, P.A.

1901 North First Street # 1706
Jacksonville Beach, Florida 32250
(904) 241-9992

INDEPENDENT AUDITOR'S REPORT

To the Director
Employee Benefits Investment Group, Inc.
Mandeville, Louisiana

I have audited the balance sheet of Employee Benefits Investment Group, Inc. (the Company) as of December 31, 2012 and the related statements of income, cash flows and changes in shareholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Employee Benefits Investment Group, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Schedules II, III and IV are not required for the Company) is presented for purposes on additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
February 24, 2013

Employee Benefits Investment Group, Inc.

Balance Sheet
at December 31, 2012

	2012
ASSETS	
Current Assets	
Cash in bank	$31,000
Accounts receivable	4,097
Total Current Assets	35,097
Fixed Assets	
Furniture and equipment	9,825
Accumulated depreciation	(9,825)
Total fixed assets	-
Other Assets	
Prepaid expense and deposits	535
Total Assets	$35,632
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Liabilitiies	
Payroll taxes payable	$2,017
Commissions and other payables	2,942
Total current liabilities	4,959
Shareholders Equity	
Common stock, no par value	
8,850 shares authorized, issued and outstanding	23,276
Additional paid in capital	
Retained Earnings	7,397
Total Shareholders' Equity	30,673
Total Liabilities and Shareholders' Equity	$35,632

See accompanying notes and independent auditor's report.

Employee Benefits Investment Group, Inc.

Statement of Income and Retained Earnings
For the Year Ended December 31, 2012

		2012
Income		
Commissions and fees	$	145,296
Cost of sales: Comission expense		72,245
Gross profit		73,051
Expenses		
Salaries and payroll taxes - officer and staff		22,353
Advertising		452
Continuing education		1,267
Contributions and gifts		1,125
Dues & subscriptions		283
Equipment lease		5,809
Insurance		2,563
Accounting and financial audit		4,427
Licenses		720
Meals and travel		7,086
Postage and mailing		763
Printing		16
Regulatory fees		4,995
Rent - office		6,420
Repairs and maintenance		-
Software license & usage		1,668
Supplies and office expense		5,219
Telephone and communications		5,131
Total operating expenses		70,297
Net Income	$	2,754
Retained Earnings - Beginning of Year	$	11,143
Distribution to shareholder		(6,500)
Retained Earnings - End of Year	$	7,397

See accompanying notes and independent auditor's report.

Employee Benefits Investment Group, Inc.

Statement Of Cash Flows
For the Year Ended December 31, 2012

	2012
Cash Flows from Operating Activities	
Net income	$2,754
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	-
(Increase) decrease in accounts receivable	147
(Decrease) increase in accounts payable	539
Net cash provided (used) by operating activities	3,440
Cash Flows from Investing Activities	
Repurchase of 1,150 shares	(6,500)
Purchases of equipment	0
Net cash provided (used) by investing activities	(6,500)
Cash Flows from Financing Activities:	
Distribution to shareholder	(6,500)
Net cash provided (used) by financing activities	(6,500)
Increase in cash	(9,560)
Cash and cash equivalents at beginning of year	40,560
Cash and cash equivalents at end of year	$31,000
Supplemental Disclosure Of Cash Payments Made For:	
Interest paid	$ -

See accompanying notes and independent auditor's report.

Employee Benefits Investment Group, Inc.

Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2012

	Common Stock				
	# Shares	Amount	Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balances at January 1, 2012	10,000	$ 29,776		$ 11,143	$ 40,919
Net income				2,754	2,754
Purchases/(sales) of common shares	(1,150)	(6,500)		-	(6,500)
Sub total	8,850	23,276		13,897	37,173
Distribution to shareholder				(6,500)	(6,500)
Balance at December 31, 2012	8,850	$ 23,276	$ -	$ 7,397	$ 30,673

See accompanying notes and independent auditor's report.

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.
Notes to Financial Statements
December 31, 2012

Note 1 – Organization and Nature of Business

Employee Benefits Investment Group, Inc. (EBIG) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was incorporated under the laws of the State of Florida in on April 20, 2000 and is licensed to do business in Florida and sixteen other states. The Company became a Louisiana Corporation in 2010. EBIG's customer base mainly is comprised of civil service and military personnel. The company does not carry security accounts for customers or perform custodial functions relating to customer securities at this time.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The computation of net capital was prepared using allowable assets and aggregate indebtedness concepts as prescribed by the Securities and Exchange Commission Uniform Net Capital rule.

Concentrations of Credit Risk

Concentrations of risk with respect to sales income were moderately low in 2012. The Company's customer base during the year and the customers' dispersion across stable industries lessened the risk. Employee Benefits Investment Group, Inc. receives payment from large established mutual fund firms and credit worthy insurance companies within fifteen days after customer contracts are executed. Therefore, outstanding receivables were settled during the following month.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates.

Property and Equipment

Property and equipment items are stated at the lower of cost or fair value on the date usage began. Expenditures for maintenance and repairs are charged to expense as incurred. Improvements that extend the useful life of property and equipment are capitalized. Depreciation is computed using straight-line methods over useful lives of five years for furniture, fixtures, and equipment.

Income Taxes

Employee Benefits Investment Group, Inc. is a Sub-chapter S corporation; therefore there is no provision for income taxes. Income is passed through to the shareholder and taxes are paid at the appropriate individual taxpayer rates.

Statement of Cash Flows

For purposes of the Statement of Cash flows, the Company has defined cash equivalents as highly liquid investments, with original matures of less than ninety days that are not held for sale in the ordinary course of business.

Note 3 – Commissions Receivable/Payable

Amounts receivable for commissions to EBIG and commissions payable to EGIB representatives at December 31, 2012, consist of the following:

	Receivable	Payable
Fees and commissions	$4,097	$2,942

Note 4 - Schedule of Fixed Assets and Accumulated Depreciation

Property and equipment are summarized by major classifications as follows:

	2012
Furniture and equipment	$6,639
Office equipment	3,186
Total property and equipment	9,825
Less accumulated depreciation	(9,825)
	$0

Note 5 - Leasing Arrangements

The Company conducted its operations from leased facilities in Jacksonville, Florida from 2005 through April of 2010. The Company moved to Mandeville, Louisiana, leasing an office through the end of the year 2011, currently leasing month by month. Net rent expense for 2012 was $6,420.

Note 6 – Common Stock & Changes to Shareholder Equity

During 2012, One thousand, one hundred and fifty (1,150) authorized and issued shares of common stock were repurchased by The Company. At December 31, 2012 there were 8,850 authorized and issued shares of common stock, owned entirely by the Company's President.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness (AI) to net capital, both as defined, shall not exceed fifteen to one during the second year and each succeeding year in business. The Company's AI ratio to net capital was 0.16 to 1.00, or $30,177 in excess of that requirement. At December 31, 2012, the Company had net capital of $30,673 which was $25,673 in excess of the required net capital of $5,000.

Note 8 – Reconciliation of Net Capital to the FOCUS report

A reconciliation of the computation of Net Capital under Rule 15c3-3 between the audited financial statements and the required and submitted fourth quarter unaudited FOCUS report was performed. The audited computation was equal to the unaudited computation on the FOCUS. The audited computation is presented in the supplementary information in Schedule I.

Note 9 – Exemption from rule 15c3-3

As explained in the independent auditor's report on Internal Control, the Company is claiming an Exemption from SEC Rule 15c3-3. Therefore, the schedules usually required with the audit report have not been included (i.e.: Schedules II & III), as they are not applicable to the Company's operations. Schedule IV has been omitted because the Company does not trade on any Commodity Exchanges.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934

As of December 31, 2012

Employee Benefits Investment Group, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

as of December 31, 2012

		2012
Total shareholders' equity		$30,673
Deduct shareholders' equity not allowable for net capital		0
Total shareholders' equity qualified for net capital		30,673
Deductions for nonallowable assets:		
Furniture and equipment	-	
Other assets	0	
		0
Net Capital		$30,673
Aggregate indebtedness (AI)		
Current liabilities		4,959
Total aggregate indebtedness (AI)		$4,959
Computation of basic net capital requirement, greater of:		
1] Minimum net capital required (=AI * 6 $^{2/3}$%) :		
Company		$331
2] Minimum net capital requirement of reporting broker		$5,000
Excess net capital		$25,673
Excess net capital at 1,000% of AI		$30,177
Ratio: Aggregate indebtedness to net capital		**16%**
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2012)		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$30,673
Audit adjustment to record accounts receivable - to extent of commissions payable		2,942
Audit adjustment to record accrued commissions payable		(2,942)
Net capital computed above		$30,673

See accompanying notes and independent auditor's report.

CMC Colette M. Corliss, CPA, P.A.

1901 North First Street # 1706
Jacksonville Beach, Florida 32250
(904) 241-9992

INDEPENDENT AUDITOR'S REPORT

To the Director
Employee Benefits Investment Group, Inc.
Mandeville, Louisiana

In planning and performing my audit of the financial statements of Employee Benefits Investment Group, Inc. (the Company) for the year ended December 31, 2012, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additions objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
February 24, 2013